Exhibit (a)(5)(iii)

MF Global Ltd. Clarendon House 2 Church Street Hamilton HM 11, Bermuda Tel 441-296-1274

MF Global Completes Tender Offer for Outstanding Convertible Senior Notes

New York, NY – March 26, 2009 – MF Global Ltd. (NYSE: MF), a leading intermediary, offering customized solutions in global cash, derivatives and related markets, today announced the completion of its cash tender offer to purchase any and all of its $210 million outstanding 9.00% Convertible Senior Notes due 2038 (CUSIP Nos. 55276YAA4 and G60642AA6) (the “Notes”) at a purchase price equal to $640 per $1,000 of the principal amount of such Notes, plus accrued and unpaid interest up to, but not including, the day the Notes will be paid, which is expected to be March 26. The tender offer expired on March 25, 2009.

The depositary for the tender offer has advised MF Global that as of the expiration of the tender offer, $5.0 million aggregate principal amount of the Notes had been validly tendered and not validly withdrawn, which, in accordance with the terms of the tender offer, MF Global has accepted for payment.

Pursuant to the terms of the offer, the Notes that were not tendered will remain outstanding, and the terms and conditions governing such Notes, including the covenants and other protective provisions contained in the indenture governing such Notes, will remain unchanged.

ABOUT MF GLOBAL

MF Global Ltd. (NYSE: MF), is a leading intermediary offering customized solutions in global cash, derivatives and related markets. It provides execution and clearing services for exchange-traded and over-the-counter derivative products as well as for non-derivative foreign exchange products and securities in the cash market. MF Global is uniquely diversified across products, trading markets, customers and regions. Its worldwide client base includes financial institutions, industrial groups, hedge funds and other asset managers as well as professional traders and private/retail clients. MF Global operates in 12 countries on more than 70 exchanges, providing access to some of the largest and fastest growing financial markets in the world and is the leader by volume on many of these markets. For more information, please visit www.mfglobal.com.

FORWARD-LOOKING STATEMENT

Any statements in this press release relating to MF Global’s future earnings per share, outstanding shares, cash, interest expense, note purchase plans, financial results, plans, strategies, objectives, expectations and intentions are forward looking statements. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not be anticipated. We caution you not to place undue reliance on these forward-looking statements. We refer you to MF Global’s filings with the Securities and Exchange Commission (SEC), including the Offer to Purchase, for a description of the risks and uncertainties MF Global faces.

Contacts:

Media Investors	Diana DeSocio, 212.589.6282, ddesocio@mfglobal.com Lisa Kampf, 212-589-6592, lkampf@mfglobal.com

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